UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14369

AMERICAN COMMUNITY PROPERTIES TRUST
(Exact name of Issuer as specified in its charter)

NYSE Arca, Inc. (formerly the Pacific Exchange)
(Name of Exchange where security is listed and/or registered)

222 Smallwood Village Center
St. Charles, Maryland 20602
(301) 843-8600
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares, $.01 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration from the Exchange.

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d(2)-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. 1

1

Explanatory Note:   The purpose of this Form 25 is to voluntarily delist and deregister the Company's common shares from the NYSE Arca Exchange (formerly the Pacific Exchange).  The decision was made by the Company's Board of Trustees in order to reduce the costs of compliance with two disparate sets of listing standards. ACPT is continuing its primary listing and registration of its common shares on the American Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, American Community Properties Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

American Community Properties Trust

Date: March 27, 2007	By:	/s/ Cynthia L. Hedrick

Cynthia L. Hedrick Executive Vice President and Chief Financial Officer